UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

Carvana Co.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

146869 102

(CUSIP Number)

Ernest C. Garcia II

c/o Verde Investments, Inc.

100 Crescent Court, Suite 1100

Dallas, Texas 75201

(469) 564-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons Ernest C. Garcia II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 47,493,014(1)
	8.	Shared Voting Power 23,886,021(2)
	9.	Sole Dispositive Power 47,493,014(1)
	10.	Shared Dispositive Power 23,886,021 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,379,035
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.66%(3)
14.	Type of Reporting Person (See Instructions) IN

Note: All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.001 per share (the “Class A Shares”) of Carvana Co., a Delaware corporation (the “Issuer”), on an as-converted basis from Class A common units (“Class A Units”) of Carvana Group, LLC, a Delaware limited liability company (“Carvana Group”) and subsidiary of the Issuer, as further described herein.

(1)

This number includes the Class A Shares held by: (i) Ernest C. Garcia II (“Mr. Garcia”) (38,937,458 shares on an as-converted basis), (ii) Verde Investments, Inc. (“Verde”) (555,556 shares), which Mr. Garcia wholly owns and controls; and (iii) ECG II SPE, LLC (“E-SPE”) (8,000,000 shares on an as-converted basis), which Mr. Garcia wholly owns and controls.

(2)

Mr. Garcia may be considered to have shared voting and dispositive power with respect to the Class A Shares held by: (i) the Ernest Irrevocable 2004 Trust III (the “2004 Trust”) (11,834,021 shares on an as-converted basis), of which Mr. Garcia is a non-voting co-trustee with respect to the Issuer and Mr. Garcia’s son, Ernie Garcia III, is the sole beneficiary; and (ii) the Ernest C. Garcia III Multi-Generational Trust III (the “Multi-Generational Trust”) (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is a non-voting co-trustee with respect to the Issuer, and Ernie Garcia III and his children are the sole beneficiaries.

(3)

Based on 85,587,265 Class A Shares outstanding as of November 1, 2021, and assuming the conversion of all Class A common units of Carvana Group held by Mr. Garcia into Class A Shares, in accordance with Rule 13d-3 of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 555,556(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 555,556(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 555,556(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.65%(2)
14.	Type of Reporting Person (See Instructions) CO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)

Beneficial ownership of the Class A Shares owned by Verde is also attributable to Mr. Garcia as the sole shareholder and director of Verde, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Act.

(2)	Based on 85,587,265 Class A Shares outstanding as of November 1, 2021, and determined in accordance with Rule 13d-3 under the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons ECG II SPE, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,000,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,000,000(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.55%(2)
14.	Type of Reporting Person (See Instructions) OO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)

Beneficial ownership of the Class A Shares owned by E-SPE is also attributable to Mr. Garcia, as the sole member of E-SPE, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Act.

(2)

Based on 85,587,265 Class A Shares outstanding as of November 1, 2021, and assuming the conversion of all Class A common units of Carvana Group owned by E-SPE into Class A Shares, in accordance with Rule 13d-3 of the Act.

EXPLANATORY NOTE

This Amendment No. 26 (“Amendment No. 26”) to Schedule 13D is filed jointly by Mr. Garcia, Verde and E-SPE (collectively, the “Reporting Persons”) with respect to the Class A Shares, pursuant to their Joint Filing Agreement dated as of May 12, 2017, as amended and restated on September 27, 2018 and on April 3, 2020 (the “Joint Filing Agreement”), filed as an exhibit to the Schedule 13D originally filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on May 12, 2017 and subsequently amended on May 9, 2018, May 23, 2018, September 17, 2018, September 28, 2018, October 22, 2018, November 8, 2018, March 15, 2019, April 1, 2019, May 20, 2019, June 26, 2019, April 3, 2020, June 16, 2020, November 6, 2020, December 9, 2020, January 7, 2021, January 28, 2021, February 24, 2021, March 16, 2021, April 14, 2021, May 12, 2021, May 27, 2021, June 22, 2021, July 13, 2021, August 2, 2021 and August 26, 2021 (the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 26 is being filed solely to disclose certain changes in the trustees of the 2004 Trust and the Multi-Generational Trust and corresponding adjustments to Mr. Garcia’s beneficial ownership with respect to the Class A Shares of the Issuer. Except as specifically provided herein, this Amendment No. 26 does not modify any of the information previously reported in the Original Schedule 13D.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: February 4, 2022

/s/ Ernest C. Garcia II Ernest C. Garcia II Verde Investments, Inc.

	By:	/s/ Ernest C. Garcia II Ernest C. Garcia II President

ECG II SPE, LLC

	By:	/s/ Ernest C. Garcia II Ernest C. Garcia II President